Exhibit 99.3

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Notice of Availability of Proxy Materials for

the Annual and Special Meeting of Shareholders of Liminal BioSciences Inc.

Meeting Date and Location:

When:	Friday June 4, 2021	Where:	https://web.lumiagm.com/404587207	Fold
10:00 a.m. (Eastern Daylight Time)

You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

www.liminalbiosciences.com/investors-briefcase

OR

www.sedar.com  OR http://www.sec.gov

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than May 21, 2021, 2:00 p.m. (EDT).  If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

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For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-888-959-4007.

For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - (905) 507-5450 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-888-959-4007

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Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Management Information Circular where disclosure regarding the matter can be found.

1. Election of Directors (refer to “Business of the Meeting – Election of Directors” in the Management Information Circular)

2. Appointment of Auditor (refer to “Business of the Meeting – Appointment of Auditors” in the Management Information Circular)

3. Special Resolution: Articles of Amendment

To consider, and if deemed advisable, pass a special resolution (the “Special Resolution”), the full text of which is reproduced in Schedule “E” to the Management Information Circular, amending the articles of incorporation of the Company changing the place in Canada where the registered office is situated, from the province of Quebec to Ontario, effective as at the discretion of the Board (for details, see subsection “Amendment to Articles of Incorporation” under the “Business of the Meeting” section of the Management Information Circular)

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Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE.

You may vote in the manner indicated in the enclosed Form of Proxy, which includes voting via internet or telephone, or by completing and returning the enclosed Form of Proxy to Broadridge, at the specified address, or to Computershare at the specified address prior 2:00 p.m. (Montreal time) on June 2, 2021, or any adjournment or postponement of the Meeting, in order for your shares to be voted at the Meeting.

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PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

• Only Registered and Beneficial holders who opted to receive one

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